SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                            CHEROKEE BANKING COMPANY
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                                (Name of Issuer)

                            Cherokee Banking Company
                             Cherokee Interim Corp.
                               Dennis W. Burnette
                                William L. Early
                                 Albert L. Evans
                               J. Calvin Hill, Jr.
                                Roger M. Johnson
                                 J. David Keller
                                 Wanda P. Roach
                               A. R. Roberts, III
                                Donald F. Stevens
                              Edwin I. Swords, III

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                      (Names of Person(s) Filing Statement)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                               Dennis W. Burnette
                      President and Chief Executive Officer
                            Cherokee Banking Company
                             1275 Riverstone Parkway
                              Canton, Georgia 30114
                                 (770) 479-3400
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                         1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a.  [X]   The  filing  of  solicitation  materials  or  an  information statement  subject  to  Regulation  14A,  Regulation  14C or Rule
               13e-3(c) under the Securities Exchange Act of 1934.


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     b.  [ ]   The filing of a registration statement under the Securities Act of 1933.

     c.  [ ]   A tender offer.

     d.  [ ]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

     ---------------------------------------------------------------------------
     Transaction valuation*                         Amount of filing fee
     ---------------------------------------------------------------------------
     $ 3,398,664                                    $680
     ---------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 191,474 shares of common stock of the subject company for $17.75 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate of the transaction value.

[ ]       Check  the  box  if  any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registra-tion statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $0             Filing Party:

Form or Registration No.:               Date Filed:


                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") for Cherokee Banking Company ("Cherokee") is being filed by the filing persons listed on the cover of this Schedule 13e-3 in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take Cherokee Banking Company ("Cherokee" or the "Company") private by reducing its number of shareholders of record to below 300. A copy of the Plan is attached as Appendix A to the Proxy Statement being filed by the Company concurrently with this Schedule 13e-3. The Proxy Statement is also being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which Cherokee's shareholders will consider and vote upon the Plan.

     All information contained in this Schedule 13e-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Schedule 13e-3 will be amended to reflect such revisions. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "DESCRIPTION


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          OF THE PLAN-The Reorganization-Parties to the Merger," "INFORMATION
          ABOUT CHEROKEE AND ITS AFFILIATES -Recent Affiliate Transactions in Cherokee Stock, -Stock Purchases by Cherokee and -Market for Common Stock and Dividends," and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Schedule 13e-3 is c/o Cherokee Bank, 1275 Riverstone Parkway, Canton, Georgia 30114, telephone (770) 479-3400. Each filing person is a director of Cherokee. Dennis W. Burnette is also the President and Chief Executive Officer of Cherokee and A. R. Roberts, III is also the Chief Financial Officer of Cherokee. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES-Directors and Executive Officers."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS -Purpose of the Reorganization, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization, -Effects of the Reorganization on Affiliates and -Federal Income Tax Consequences of the Reorganization," and "DESCRIPTION OF THE PLAN-Dissenters' Rights."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered and -Recommendation of the Board of Directors; Fairness of the Reorganization-Substantive Fairness," and "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES -Recent Affiliate Transactions in Cherokee Stock."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cherokee or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of Cherokee or any subsidiary;

          (3) any material change in Cherokee's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in Cherokee's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in Cherokee's corporate structure or business;

          (6) any class of Cherokee's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;


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          (7)  except as disclosed in response to Item 7 relating to the prospective termination of registration of the Cherokee common stock under the Exchange Act, any class of Cherokee's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of Cherokee's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reorganization, -Alternatives Considered, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Pro Forma Effect of the Reorganization, -Effects of the Reorganization on Cherokee, -Effects of the Reorganization on Affiliates, -Effects of the Reorganization on Shareholders Generally, -Federal Income Tax Consequences of the Reorganization and -Determination of Fairness by Interim and Other Cherokee Affiliates," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reorganization and -Determination of Fairness by Interim and Other Cherokee Affiliates."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Opinion of Independent Financial Advisor" and to Appendices C and D thereto. The Valuation Report and Opinion attached as Appendices C and D to Exhibit 1 constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES -Stock Ownership by Affiliates and -Recent Affiliate Transactions in Cherokee Stock."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices E and F thereto.


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ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

                    Appendix A     Agreement and Plan of Reorganization

                    Appendix B     Article 13 of the Georgia Business
                                   Corporation Code

                    Appendix C     Opinion of Independent Financial Advisor

                    Appendix D     Valuation Report of Independent Financial
                                   Advisor

                    Appendix E     Cherokee Banking Company Financial Statements
                                   and Management Discussion and Analysis for the Year Ended December 31, 2004

                    Appendix F     Cherokee Banking Company Financial Statements
                                   and Management Discussion and Analysis for the Three Months Ended March 31, 2005

          (Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 000-30511.)


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
                                         CHEROKEE BANKING COMPANY


                                         By:  _________________________
                                         Dennis W. Burnette
                                         President and Chief Executive Officer


                                         CHEROKEE BANKING COMPANY
                                         AFFILIATES:


                                         By:  /s/  Dennis W. Burnette
                                              -------------------------------
                                         Dennis W. Burnette

                                         By:  /s/  William L. Early
                                              -------------------------------
                                         William L. Early

                                         By:  /s/  Albert L. Evans
                                              -------------------------------
                                         Albert L. Evans

                                         By:  /s/  J. Calvin Hill, Jr.
                                              -------------------------------
                                         J. Calvin Hill, Jr.

                                         By:  /s/  Roger M. Johnson
                                              -------------------------------
                                         Roger M. Johnson

                                         By:  /s/  J. David Keller
                                              -------------------------------
                                         J. David Keller

                                         By:  /s/  Wanda P. Roach
                                              -------------------------------
                                         Wanda P. Roach

                                         By:  /s/  A. R. Roberts, III
                                              -------------------------------
                                         A. R. Roberts, III

                                         By:  /s/  Donald F. Stevens
                                              -------------------------------
                                         Donald F. Stevens

                                         By:  /s/  Edwin I. Swords, III
                                              -------------------------------
                                         Edwin I. Swords, III